SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                NM HOLDINGS, INC.
                                -----------------
                                (Name of Issuer)


                          Common Stock, $.04 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   67065C 10 4
                                 --------------
                                 (CUSIP Number)


                             Philip T. Colton, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 March 18, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 8 pages)

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    DAVID B. JOHNSON
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)     [ ]
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    194,651

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    194,651
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       194,651
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    16.6%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    BETTY L. JOHNSON
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)     [ ]
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    86,050

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    86,050

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       86,050
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    7.5%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    ELDON C. MILLER
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)     [ ]
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................     -0-

     (8) Shared voting power..............................    92,796

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    92,796
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       92,796
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    8.0%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    STANLEY D. RAHM
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    92,796

     (9) Sole dispositive power...........................     -0-

     (10) Shared dispositive power........................    92,796
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       92,796
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    8.0%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    PAUL R. KUEHN
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    7,500

     (8) Shared voting power..............................    108,601

     (9) Sole dispositive power...........................    7,500

     (10) Shared dispositive power........................    108,601
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       116,101
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...     9.9%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    N. LEE WESLEY
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    5,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    5,000

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       5,000
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.4%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    MILLER, JOHNSON & KUEHN, INCORPORATED
I.R.S. Identification Nos. of above persons (entities only)   41-1394724
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        WC
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    84,894

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    84,894

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       84,894
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    7.4%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    CO
------------------------------------------------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 67065C 10 4

------------------------------------------------------------- ---------------------------------------------------------
(1) Names of reporting persons............................    MJK HOLDINGS, INC.
I.R.S. Identification Nos. of above persons (entities only)   41-1880537
------------------------------------------------------------- ---------------------------------------------------------
(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     [X]
------------------------------------------------------------- ---------------------------------------------------------
                                                              (b)
------------------------------------------------------------- ---------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------- ---------------------------------------------------------
(4) Source of funds (see instructions)                        HC
------------------------------------------------------------- ---------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
------------------------------------------------------------- ---------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
------------------------------------------------------------- ---------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    84,894

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    84,894

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ---------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       84,894
------------------------------------------------------------- ---------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    7.4%
------------------------------------------------------------- ---------------------------------------------------------
(14) Type of reporting person (see instructions)..........    HC
------------------------------------------------------------- ---------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.04 of NM Holdings, Inc. (the "Issuer"), a Minnesota corporation, having its principal place of business at 9850 51st Avenue North, Minneapolis, Minnesota, 55442.

ITEM 2.  IDENTITY AND BACKGROUND
         This statement is filed jointly by the individuals and entities identified below (collectively the "Holders"). Each Holder's address is c/o Miller, Johnson & Kuehn, Incorporated, 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416.


1.       David B. Johnson
2.       Betty L. Johnson
3.       Eldon C. Miller
4.       Stanley D. Rahm
5.       Paul R. Kuehn
6.       N. Lee Wesley
7.       Miller, Johnson & Kuehn, Incorporated
8.       MJK Holdings, Inc.

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each individual Holder is a citizen of the United States. Miller, Johnson & Kuehn, Incorporated and MJK Holdings, Inc. are corporations organized under the laws of the state of Minnesota. MJK Holdings, Inc. is the sole shareholder of Miller, Johnson & Kuehn, Incorporated. Miller, Johnson and Kuehn, Inc. is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934. Additionally, Miller, Johnson and Kuehn, Incorporated is registered as a broker-dealer under several state's laws, and is a member in good standing of the National Association of Securities Dealers. Miller, Johnson & Kuehn, Incorporated also serves as clearing agent for approximately 35 correspondent brokerage firms located throughout the United States through its MJK Clearing Services division.

         Eldon C. Miller, David B. Johnson, Paul R. Kuehn and Stanley D. Rahm are the directors and principal officers of both corporations, and the principal shareholders of MJK Holdings, Inc. N. Lee Wesley is a self-employed investor and is a shareholder of MJK Holdings, Inc. Betty L. Johnson is an investor and is David B. Johnson's spouse.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. The Issuer and MJK Holdings, Inc. are actively engaged in the negotiation of a definitive agreement for the combination of the two companies. If an agreement is reached between the companies, the Holders, as shareholders of the Issuer and MJK Holdings, Inc., intend to vote their shares, as necessary, in favor of consummation of the combination. If the Issuer and MJK Holdings combine, the Holders will control the Issuer, and will able to elect a majority of the Issuer's board of directors, and otherwise direct the affairs of the issuer.

         The Issuer currently has no active business. If the proposed transaction is consummated, the Issuer, through its subsidiaries, will be engaged in the brokerage and investment business currently engaged in by MJK Holdings, Inc. and its subsidiaries. It is likely that the definitive agreement will require the amendment of the Issuer's articles of incorporation and/or bylaws.

         Although the Holders have no plans to acquire additional Common Stock of the Issuer, except by means of the proposed merger, they specifically reserve the right to purchase additional Common Stock of the Issuer or to sell Common Stock if they deem it in their best interest and determine such purchases or sales to be in compliance with applicable law. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 17, 1999, by each of the Holders is set forth below:

                                            Number of Shares             Percentage of
                  Name                      of Common Stock            Outstanding Shares
                  ----                      ---------------            ------------------
         David B. Johnson                      194,651*#(1)                  16.6%
         Betty L. Johnson                       86,050                        7.5%
         Eldon C. Miller                        92,796*(2)                    8.0%
         Stanley D. Rahm                        92,796*(2)                    8.0%
         Paul R. Kuehn                         116,101*(1)                    9.9%
         N. Lee Wesley                           5,000                        0.4%
         Miller, Johnson & Kuehn,               84,894                        7.4%
                       Incorporated
         MJK Holdings, Inc.                     84,894*                       7.4%

* Includes 84,894 shares of Common Stock owned by Miller, Johnson & Kuehn Incorporated.
#   Includes 86,050 shares of Common Stock owned by Betty L. Johnson
(1) Includes warrants to purchase 23,707 shares of Common Stock that are exercisable within the next 60 days.
(2) Includes warrants to purchase 7,902 shares of Common Stock that are exercisable within the next 60 days.

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

         According to the Issuer's most recent filing with the Securities and Exchange Commission, the Issuer has 1,150,251 shares of Common Stock outstanding. The Holders, at the present time including 63,218 presently exercisable warrants, collectively own 246,662 shares of the Issuer's Common Stock, constituting approximately 20.33% of all of the outstanding voting Common Stock. The Holders have not engaged in any transactions in the last sixty days which are required to be disclosed in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                 /s/ David B. Johnson
                                       -----------------------------------------
                                       David B. Johnson



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                 /s/ Betty L. Johnson
                                       -----------------------------------------
                                       Betty L. Johnson



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                 /s/ Eldon C. Miller
                                       -----------------------------------------
                                       Eldon C. Miller



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                 /s/ Stanley D. Rahm
                                       -----------------------------------------
                                       Stanley D. Rahm

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                 /s/ Paul R. Kuehn
                                       -----------------------------------------
                                       Paul R. Kuehn



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                                /s/ N. Lee Wesley
                                       -----------------------------------------
                                       N. Lee Wesley



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                       MILLER, JOHNSON & KUEHN,
                                       INCORPORATED


                                       By:      /s/ Eldon C. Miller
                                          --------------------------------------
                                                Eldon C. Miller, Chairman
                                                and CEO

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 26, 1999

                                        MJK HOLDINGS, INC.


                                        By:      /s/ Eldon C. Miller
                                           -------------------------------------
                                                 Eldon C. Miller, Chairman
                                                 and CEO

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to NM Holdings, Inc. is being filed on behalf of each of the undersigned.


                                             /s/ David B. Johnson
                                    -----------------------------------------
                                    David B. Johnson


                                             /s/ Betty L. Johnson
                                    -----------------------------------------
                                    Betty L. Johnson

                                             /s/ Eldon C. Miller
                                    -----------------------------------------
                                    Eldon C. Miller

                                             /s/ Stanley D. Rahm
                                    -----------------------------------------
                                    Stanley D. Rahm

                                             /s/ Paul R. Kuehn
                                    -----------------------------------------
                                    Paul R. Kuehn

                                             /s/ N. Lee Wesley
                                    -----------------------------------------
                                    N. Lee Wesley


                                    MILLER, JOHNSON & KUEHN,
                                    INCORPORATED


                                    By:      /s/ Eldon C. Miller
                                       --------------------------------------
                                             Eldon C. Miller, Chairman
                                             and CEO


                                    MJK HOLDINGS, INC.


                                    By:      /s/ Eldon C. Miller
                                       --------------------------------------
                                             Eldon C. Miller, Chairman
                                             and CEO